

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 4, 2009

By U.S. Mail and facsimile to (907) 297-3100

Ms. Liane Pelletier
Chief Executive Officer,
Chairman of the Board and President
Alaska Communications Systems Group, Inc.
600 Telephone Ave.
Anchorage, AK 99503-6091

      RE: Alaska Communications Systems Group, Inc.
            Form 10-K for the year ended December 31, 2008, as amended
            and Document Incorporated by Reference
            Filed March 9, 2009
            File No. 000-28167

Dear Ms. Pelletier:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      /s/ Larry Spirgel

                      Larry Spirgel
                      Assistant Director